Mail Stop 3010

September 21, 2009

Keith D. Hall, Chief Executive Officer
KBS Strategic Opportunity REIT, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

> **Re:** **KBS Strategic Opportunity REIT, Inc.**
> **Amendment No. 2 Registration Statement on Form S-11**
> **Filed August 21, 2009**
> **File No. 333-156633**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please provide either a copy of the letter from the Financial Industry Regulatory Authority ("FINRA") or a telephone call to inform us that FINRA has finished its review and has no additional concerns with respect to the underwriting arrangements.

2.   Please tell us whether you expect to participate in the Treasury Department's
        Public-Private Investment Program for troubled assets or any similar government-
        sponsored program. If there is a reasonable possibility that you will purchase
        assets through these programs and accept the guarantees associated with the
        programs, please revise to describe the programs and the possibility of acquiring
        loans and real estate related assets in this manner.

What are the fees that you will pay …? page 9

3.   We note that you provide disclosure of the acquisition fees based on a maximum
        leverage amount of 30%. However, we note your disclosure on page 3 that your
        maximum leverage is 75%. We note that the NASAA Guidelines establishes a
        ceiling on the amount of leverage you can use without otherwise obtaining
        approval of your independent directors, and that you may place a lower ceiling on
        the amount of leverage. If you intend to limit your leverage ability to 30%, please
        revise your disclosure accordingly. If you intend to maintain a maximum
        leverage amount of 75%, please revise your disclosure of the maximum amount
        of acquisition expenses you may reimburse based on a maximum leverage amount
        of 75%. Please make similar revisions to your disclosure on page 70.

Supplemental Sales Material, page 165

4.   Please tell us the circumstances under which you would view it appropriate to use
        quotes from third-party publications without obtaining the consent of the author
        or the publication.

Exhibits

5.   Please note that incomplete exhibits may not be incorporated by reference. Please
        refer to Instruction 1 to Item 601 of Regulation S-K

Exhibit 3.1

6.   We note that you will file the Form of Articles of Amendment and Restatement.
        Please also file your articles of incorporation as currently in effect in accordance
        with Item 601(b)(3) of Regulation S-K

*   *   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Keith D. Hall, Chief Executive Officer
KBS Strategic Opportunity REIT, Inc.
September 21, 2009
Page 4

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202) 551-3233 with any other questions.

      Sincerely,

      Tom Kluck
      Legal Branch Chief

cc: Robert H. Bergdolt, Esq. (*via facsimile*)